SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
     13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

Eurotech Ltd.

(Name of Issuer)

Common Stock $0.00025 par value

(Title of Class of Securities)

29879610

(CUSIP Number)

James Q. Chau

Encore Capital Management, L.L.C.
12007 Sunrise Valley Drive, Suite 460
Reston, VA 20191
Tel. No.: (703) 476-5898

(Name, Address and Telephone Number of Person
Authorized to Recieve Notices and Communications)

April 6, 2001

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule gecause of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.       29879610                            13D                                                 Page 2 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     JNC Strategic Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.       (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            728,875 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                728,875 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      728,875 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5624776% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
CUSIP NO.       29879610                            13D                                                 Page 3 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.       (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            3,047,164 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                3,047,164 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,047,164 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5321566% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
CUSIP NO.       29879610                            13D                                                 Page 4 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Diversified Strategies Fund, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.       (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            17,857 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                17,857 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,857 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0382797% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________
CUSIP NO.       29879610                            13D                                                 Page 5 of 10 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Encore Capital Management, L.L.C.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.       (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            3,793,896 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                3,793,896 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,793,896 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Item 5)                                                [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.132914% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

Item    1      Security and Issuer

          This Amendment No. 2 to Schedule 13D is filed with regard to the shares of common stock, par value $.00025 per share (the "Shares") of Eurotech, Ltd., a District of Columbia corporation (the "Company"), with principal executive offices at 1101 30th Street, N.W., Suite 500, Washington, D.C. 20007-3772.

          This Amendment No. 2 to Schedule 13D is filed to report certain sales of Shares by the Reporting Persons and a reduction in the percentage of the beneficial ownership of the Reporting Persons in the Shares.

Item    2      Identity and Background

           The first two paragraphs of item 2(c) are amended and restated in their entirety to read as follows:

          (c)  JNC Strategic Fund Ltd. ("JNC Strategic") is an open-ended investment company whose principal business is to invest in securities and other intangible investment instruments of private companies who plan to register their securities to become publicly traded within approximately 24 months of investments by JNC Strategic and in unregistered securities of publicly-owned issuers, and to obtain a commitment from such issuers to register the securities withing the agreed upon time periods. James Q. Chau, Neil T. Chau, Oskar Lewnowski and William Maycock are members of the board of directors of JNC Strategic.

          JNC Opportunity Fund Ltd's ("JNC Opportunity) principal business is investing in securities and other intangible investment instruments. It is JNC Opportunity's policy to invest primarily, but not solely, in unregistered securities of publicly owned United States issuers, and to obtain a commitment from such issuers to register the securities within the agreed upon time periods. James Q. Chau, Neil T. Chau, Oskar Lewnowski and William Maycock are members of the board of directors of JNC Opportunity.

Item    3     Source and Amount of Funds or Other Consideration

          Not Applicable.

Item    4     Purpose of the Transaction

           Not Applicable.

Item    5     Interest in Securities of the Issuer

          Item 5 is amended as follows:

           (a)(b) JNC Strategic is the beneficial owner of 728,875 shares, equal to 1.5624776% of the Shares issued and outstanding, based on 46,648,667 Shares outstanding as of April 6, 2001 as reported by the Company's transfer agents.

           JNC Opportunity is the beneficial owner of 3,047,164 Shares, which is equal to 6.5321566% of the Shares issued and outstanding, based on 46,648,667 Shares outstanding as of April 6, 2001 as reported by the Company's transfer agents.

           Diversified Strategies Fund, L.P. ("DSF") is the beneficial owner of 17,857 Shares, which is equal to 0.0382797% of the Shares issued and outstanding, based on 46,648,667 Shares outstanding as of April 6, 2001 as reported by the Company's transfer agents.

           The Manager has shared voting and dispository power with respect to the 3,793,896 Shares reported in this Schedule 13D as being owned beneficially by JNC Strategic, JNC Opportunity and DSF. Therefore, the Manager may be deemed to be, for purposes of Rule 13d-3 of the Exchange Act, a beneficial owner of such Shares, representing 8.132914% of the Shares issued and outstanding as of April 6, 2001.

           (c)  See Exhibit A to this Schedule 13D.

           (d)  Not applicable.

           (e)  Not applicable.

Item    6      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

           Not Applicable.

Item     7      Material to be Filed as Exhibits

           Not Applicable.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  April 6, 2001

JNC STRATEGIC FUND LTD.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Director

JNC OPPORTUNITY FUND LTD.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Director

DIVERSIFIED STRATEGIES FUND, L.P.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Director

ENCORE CAPITAL MANAGEMENT, L.L.C.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Managing Member

JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Amendment No. 2 to Schedule 13D, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 6, 2001.

JNC STRATEGIC FUND LTD.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Director

JNC OPPORTUNITY FUND LTD.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Director

DIVERSIFIED STRATEGIES FUND, L.P.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Director

ENCORE CAPITAL MANAGEMENT, L.L.C.

By:    /s/ James Q. Chau
       Name: James Q. Chau
       Title:  Managing Member

EXHIBIT A

Encore Capital Management, L.L.C.
PURCHASE AND SALE
From 02-05-01 To 04-04-01

Trade                     Settle                              Unit
Date       Entity         Date     Quantity    Security       Price     Amount
--------   -----------   --------  --------  ------------    -------  ----------

SALES
-----
02-23-01   Strategic     02-28-01    7,500    EUROTECH LTD.    2.01   15,079.73
02-23-01   Diversified   02-28-02   14,999    EUROTECH LTD.    2.01   30,147.99
02-26-01   Strategic     03-01-01   30,000    EUROTECH LTD.    2.49   74,646.46
02-27-01   Strategic     03-02-01    7,000    EUROTECH LTD.     2.3   16,105.75
02-28-01   Strategic     02-28-01   14,000    EUROTECH LTD.     2.2   30,849.34
03-05-01   Strategic     03-08-01    2,000    EUROTECH LTD.     2.3    4,599.84
03-07-01   Strategic     03-12-01   10,000    EUROTECH LTD.    2.16   21,599.26
                                  --------                          -----------

Toal sales                          85,499                           193,028.37